Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240
January 15, 2014
Via EDGAR
Mr. Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Matador Resources Company
Form 10-K for Fiscal Year ended December 31, 2012
Filed March 18, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 1-35410
Dear Mr. Horowitz:
Matador Resources Company (the “Company”) requests additional time to respond to the Staff’s comment letter dated December 27, 2013 regarding the above-referenced filings. As previously discussed with the Staff, the Company intends to file its response on or before Friday, January 24, 2014.
If you have any questions or require additional information regarding this submission, you may contact the undersigned at (972) 371-5220. Thank you for your courtesy.
Very truly yours,
/s/ Craig N. Adams

Craig N. Adams
Executive Vice President - Land and Legal

cc:    Mr. Mark Wojciechowski
Ms. Lily Dang